Exhibit (k)(4)

Services Agreement

This Services Agreement (the “Agreement”) is entered into and effective as of November 1, 2014 (the “Effective Date”) by and among:

1.	SS&C Technologies, Inc., a corporation incorporated under the laws of the State of Delaware (“SS&C”);

2.	Eagle Point Credit Company Inc., a corporation organized in the State of Delaware (“Company”); and

3.	Eagle Point Administration LLC, a limited liability company organized under the laws of the State of Delaware in its capacity as administrator for the Company (“Administrator”).

4.	Eagle Point Credit Management LLC, a limited liability company organized under the laws of the State of Delaware in connection with its investment services for the Company (“Management”).

The Company, Management and Administrator may be referred to collectively as “Client.” SS&C and Client may be referred to individually as a “Party” or collectively as “Parties.”

1.	Definitions; Interpretation

1.1.	As used in this Agreement, the following terms have the following meanings:

(a)          “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any person (including any Government Authority), regardless of the legal, equitable or other theory.

(b)          “Affiliate” means, with respect to any person, any other person that is controlled by, controls, or is under common control with such person and “control” of a person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that person or (ii) the right to control the appointment of the board of directors or analogous governing body, management or executive officers of that person.

(c)          “Business Day” means a day on which the New York Stock Exchange is open for business.

(d)          “Claim” means any Action arising out of the subject matter of, or in any way related to, this

Agreement, its formation or the Services.

(e)          “Client Data” means all data of Client, including data related to securities trades and other transaction data, investment returns, issue descriptions, Market Data and the like, and all output and derivatives thereof, necessary to enable SS&C to perform the Services.

(f)          “Data Supplier” means a supplier of Market Data.

(g)          “governing documents” means the constitutional documents of an entity and, with respect to Company, all minutes of meetings of the board of directors or analogous governing body and of Company investors, and any offering memorandum, subscription materials and other disclosure documents utilized by Company in connection with the offering of any of its securities to investors, all as amended from time to time.

(h)          “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction.

(i)          “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(j)          “Market Data” means third party market and reference data, including pricing, valuation, security matter, corporate action and related data.

(k)          “person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(l)          “Services” means the services listed in Schedule A.

eagle point agreement  12 dec 2014

(m)          “SS&C Associates” means SS&C and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(n)          “SS&C Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by SS&C in connection with its performance of the Services.

1.2.        Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3.        Section and Schedule headings shall not affect the interpretation of this Agreement

1.4.        Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “law” includes applicable statutes, rules, regulations, interpretations and orders of any Government Authority.

1.5.        The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. The Parties have mutually negotiated the terms hereof and, accordingly, there shall be no presumption of law relating to the interpretation of contracts against the drafter.

2.	Services and Fees

2.1.        SS&C will perform the Services in consideration of the fees, expenses and related payment terms listed in Schedule B. SS&C shall be under no duty or obligation to perform any service or take any action except as specifically listed in Schedule A and no other obligations or duties (including, fiduciary or analogous duties) shall be implied.

2.2.        In carrying out its duties and obligations pursuant to this Agreement, some or all Services may be delegated by SS&C to one or more of its Affiliates or other persons selected by SS&C. If SS&C delegates any Services, such delegation shall not relieve SS&C of its duties and obligations hereunder.

3.	Client Responsibilities

3.1.        The management and control of Company is vested exclusively in Management and Company’s governing body (e.g., the board of directors for a company), subject to the terms and provisions of Company’s governing documents. Management will make all decisions, perform all management functions relating to the operation of Company and authorize all transactions. Without limiting the foregoing, Management and Administrator shall:

(a)          Designate properly qualified individuals to oversee the Services;

(b)          Establish and maintain internal controls, including monitoring the ongoing activities of Client;

(c)          Evaluate and accept responsibility for the results of the Services. Review and approve all reports, analyses and books and records resulting from the Services and promptly inform SS&C of any errors it is in a position to identify;

(d)          Evaluate the accuracy of the Services and promptly report any errors;

(e)          Provide, or cause to be provided, and accept responsibility for, valuations of Company’s assets and liabilities in accordance with Client’s written valuation policies; and

(f)          Provide SS&C with timely information including trading and Company investor records, valuations and any other items required by SS&C in order to perform the Services and its duties hereunder.

3.2.       The Services, including any services that involve price comparison to vendors and other sources, model or analytical pricing or any other pricing functions, are provided by SS&C as a support function to Management and Administrator and do not limit or modify Management’s or Administrator’s responsibility for determining the value of Company’s assets and liabilities.

3.3.        Each Client is solely and exclusively responsible for ensuring that it complies with law and its governing documents. SS&C is not responsible for monitoring Client’s compliance with (i) law, (ii) their respective governing documents or (iii) any investment restrictions or compliance with the investment restrictions.

3.4.        In the event that Market Data is supplied to or through SS&C and is used in connection with the Services, the Market Data is proprietary to Data Suppliers and is provided on a limited internal-use licensed basis. Market Data may: (i) only be used by Client in connection with the Services and (ii) not be disseminated by Client or used to populate internal systems in lieu of obtaining a data license. Access and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice. Notwithstanding anything in this Agreement to the contrary, neither SS&C nor any Data Supplier shall be liable to Client or any other person for any Losses with respect to Market Data, reliance by SS&C or Client on Market Data or the provision of Market Data in connection with this Agreement.

3.5.        Client shall promptly notify SS&C of any Action against it.

3.6.        Client shall deliver, and procure that its agents, prime brokers, counterparties, brokers, counsel, advisors, auditors, clearing agents, and any other persons deliver, to SS&C, all Client Data and the then most current version of all Company governing documents and any agreement between Company and Management. Client shall arrange with each such person that SS&C will not have to enter any agreements with that person in order for SS&C to provide the Services.

3.7.        Notwithstanding anything in this Agreement to the contrary, SS&C (i) shall be entitled, without further enquiry, for all purposes in relation to dealings with all persons, to rely on the authenticity, completeness and accuracy of any and all information and communications of whatever nature and howsoever received by SS&C in good faith, in connection with the performance of the Services and its duties hereunder, and (ii) shall not be responsible or liable to any person for any Losses arising by virtue of any such information or communication not being authentic and/or accurate.

4.	Term

4.1.        The initial term of this Agreement will be from the Effective Date through December 31, 2016. Thereafter, this Agreement will automatically renew for successive terms of one (1) year each unless either Party provides the other with a written notice of termination at least ninety (90) calendar days prior to the commencement of any successive term. In the event of the termination of this Agreement, SS&C shall provide exit assistance by promptly supplying Client Data to the Client or any other party designated by the Client in formats already prepared in the course of providing the Services; provided that all fees and expenses have been paid. In the event that Client wishes to retain SS&C to perform additional transition services, including providing data and reports in new formats, Client and SS&C shall agree in writing to the additional services and related fees and expenses in advance.

5.	Termination

5.1.        In addition to the provisions of Section 4, either Party may, by written notice to the other Party, terminate this Agreement if any of the following events occur:

(a)          The other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within thirty (30) calendar days after the non-breaching Party gives the other Party written notice of such breach; or

(b)          The other Party: (i) terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding or (iv) where the other Party is a Company, Company becomes subject to a material Action or an Action that SS&C reasonably determines could cause SS&C reputational harm.

If any such event occurs, termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be greater than ninety (90) days after the event. Termination of this Agreement for any reason shall not affect: (i) any liabilities or obligations of either Party arising before such termination (including payment of fees and expenses) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise.

5.2.        If more than one Company is subject to this Agreement, this Agreement will terminate with respect to a particular Company because the Company is ceasing operations or liquidating as of the cessation or liquidation, but Client will remain responsible for the greater of the minimum fees payable under this Agreement with respect to the Company through (i) the remainder of the initial term or then current successive term or (ii) ninety (90) days after termination, which fees shall be payable in a lump sum upon notice of the cessation or liquidation.

5.3.        Sections 6, 8, 9,10, 11, 12 and 13 of this Agreement shall survive the termination of this Agreement. To the extent any services that are Services are performed by SS&C for Client after the termination of this Agreement all of the provisions of this Agreement except Schedule A shall survive the termination of this Agreement for so long as those services are performed.

6.	Limitation of Liability and Indemnification

6.1.        Notwithstanding anything in this Agreement to the contrary, SS&C Associates shall not be liable to Client for any action or inaction of any SS&C Associate except to the extent of Losses resulting solely from the gross negligence, willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement. Under no circumstances shall SS&C Associates be liable to Client for Losses that are indirect, special, incidental, consequential, punitive, exemplary, enhanced or similar (including lost profits, opportunity costs and diminution of value). Client shall indemnify and hold harmless SS&C Associates from and against Losses (including legal fees to enforce this provision) that SS&C Associates suffer, incur, or pay as a result of any Claim. Any expenses (including legal costs) incurred by SS&C Associates in defending or responding to any Claims (or in enforcing this provision) shall be paid by Client on a quarterly basis prior to the final disposition of such matter upon receipt by Client of an undertaking by SS&C to repay such amount if it shall be determined that an SS&C Associate is not entitled to be indemnified. The maximum amount of liability of SS&C Associates to Client for Losses arising out of the subject matter of, or in any way related to, this Agreement shall not exceed the fees paid by Client to SS&C under this Agreement for the most recent twelve (12) months immediately preceding the date of the event giving rise to the Claim.

7.	Representations and Warranties

7.1.        Each Party represents and warrants to each other Party that:

(a)          It is a legal entity duly created, validly existing and in good standing under the law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement;

(b)          It has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all law to which it may be subject;

(c)          It has all necessary legal power and authority to enter into this Agreement and to perform its obligations hereunder, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary actions on its part, and performance hereunder does not violate the terms of any contract, covenant or agreement between it and any third party;

(d)          The person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(e)          It is not a party to, and is not bound or affected by or subject to, any instrument, agreement, charter or by-law provision, law or judgment which would be contravened or breached as a result of the execution or performance of this Agreement; and

(f)          To the best of its knowledge and belief, it is not the subject of any Action that would prevent it from performing its obligations under this Agreement.

7.2.        Management represents and warrants to SS&C that it has actual authority to provide instructions and directions on behalf of Company and that all such instructions and directions are consistent with the governing documents of Client and other corporate actions of Client.

7.3.         The Company represents and warrants to SS&C that (i) it is not registered or required to be registered as an investment company under the U.S. Investment Company Act of 1940, as amended, and (ii) its securities are not publicly registered or required to be publicly registered in the U.S. or the EU.

8.	Client Data

8.1.         Client will provide or ensure that other persons provide all Client Data to SS&C in an electronic format that is acceptable to SS&C (or as otherwise agreed in writing). SS&C shall not be responsible or liable for the accuracy, completeness, integrity or timeliness of any Client Data provided to SS&C by Client or any other person. All Client Data shall remain the property of the applicable Client. Client Data shall not be used or disclosed by SS&C other than in connection with providing the Services and as permitted under Section 11.4.

8.2.         SS&C will provide data backup and shall maintain and store Client Data used in the accounting books and records of Company for a rolling period of five (5) years starting from the date the Services commenced for Client.

9.	Data Protection

9.1.         From time to time SS&C may obtain access to certain personal information or sensitive personal information of Client or of Company investors or prospective investors. Personal information or sensitive personal information relating to Client and its Affiliates, members, shareholders, directors, officers, partners, employees and agents and of Company investors or prospective investors will be processed by and on behalf of SS&C. Client consents to the transmission and processing of such data outside the jurisdiction governing this Agreement in accordance with applicable law.

10.	SS&C Property

10.1.       SS&C Property is and shall remain the property of SS&C or, when applicable, its Affiliates or suppliers. Neither Client nor any other person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any SS&C Property. Client shall not (unless required by law or pursuant to legal process or a request from any applicable Government Authority) either before or after the termination of this Agreement, disclose to any person not authorized by SS&C to receive the same, any information concerning the SS&C Property and shall use commercially reasonable efforts to prevent any such disclosure by Client.

11.	Confidentiality

11.1.      Each Party undertakes that it shall not at any time disclose to any person any confidential information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11.

11.2.      Each Party may disclose the other Party’s confidential information:

(a)          In the case of Client, to each of its Affiliates, members, shareholders, directors, officers, partners, employees and agents, and in the case of SS&C, to each other SS&C Associate, in each case who need to know such information for the purposes of carrying out the Party’s obligations under this Agreement. Each Party shall ensure that all persons to whom the Party discloses the other Party’s confidential information comply with this Section 11; and

(b)          As may be required by law or pursuant to legal process; provided that the disclosing Party (i) where reasonably practicable and to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s confidential information than reasonably necessary and (iii) reasonably cooperates with actions of the other Party in seeking to protect its confidential information at that Party’s expense.

11.3.       Neither Party shall use the other Party’s confidential information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s confidential information for the longer of seven (7) years or as required by law.

11.4.       SS&C’s ultimate parent company is subject to U.S. federal and state securities laws and may make disclosures as it deems necessary to comply with such laws. Upon the prior consent of the applicable Client, SS&C shall have the right to identify such Client in connection with its marketing-related activities and in its marketing materials as a client of SS&C. Upon the prior consent of SS&C, Client shall have the right to identify SS&C and to describe the Services and the material terms of this Agreement in the offering documents of Company. This Agreement shall not prohibit SS&C from using any Client data (including Client Data) in tracking and reporting on SS&C’s clients generally or making public statements about such subjects as its business or industry; provided that Client is not named in such public statements without its prior written consent.

12.	Notices

12.1.       Except as otherwise provided herein, all notices required or permitted under this Agreement or required by law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier, (iv) by any confirmed facsimile or (v) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed given when received by the Party to whom notice is required to be given.

If to SS&C (to each of):

SS&C Technologies, Inc.	SS&C Technologies, Inc.
80 Lamberton Road	80 Lamberton Road
Windsor, Connecticut 06095	Windsor, Connecticut 06095
Attention: Chief Operating Officer	Attention: General Counsel
Fax: +1 860-298-4969	Fax: +1 860-298-4969
E-mail: notices@sscinc.com	E-mail: SSCGlobeOpNotices@sscinc.com

If to Client:

Eagle Point Credit Management LLC
20 Horseneck Lane
Greenwich, CT 06830
Attention: Mr. Kenneth Onorio
Fax: +1 203-862-3161
Tel: +1 203-862-3157

13.	Miscellaneous

13.1.       Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party.

13.2.       Assignment. Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by Client, in whole or in part, whether directly or by operation of law, without the prior written consent of SS&C. SS&C may assign or otherwise transfer this Agreement: (i) to a successor in the event of a change in control of SS&C, (ii) an Affiliate or (iii) in connection with an assignment or other transfer of a material part of SS&C’s business. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void.

13.3.       Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with and governed by the laws of the State of New York. Each Party irrevocably agrees that the courts of the State of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction to settle any Claim. The Parties submit to the exclusive jurisdiction of such courts and waive to the fullest extent permitted by law all rights to a trial by jury.

13.4.       Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

13.5.       Entire Agreement. This Agreement (including any schedules, attachments, amendments, and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto. No SS&C Associate has authority to bind SS&C in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.6.       Force Majeure. SS&C will not be responsible for any Losses of Client or Client’s property in SS&C Associates’ possession or for any failure to fulfill its duties hereunder if such Loss or failure is caused, directly or indirectly, by war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events. SS&C shall use commercially reasonable efforts to minimize the effects of any such event.

13.7.       Non-Exclusivity. The duties of SS&C hereunder shall not preclude SS&C from providing services of a comparable or different nature to any other person. Client understands that SS&C may have relationships with Data Suppliers and providers of technology, data or other services to Client and SS&C may receive economic or other benefits in connection with Client’s activities.

13.8.       No Partnership. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture of any kind between any of the Parties.

13.9.       No Solicitation. Client agrees that, during the term of this Agreement and for a period of twelve (12) months thereafter, it will not directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of SS&C or its Affiliates without the consent of SS&C; provided, however, that the foregoing shall not prevent Client from soliciting employees through general advertising not targeted specifically at any or all SS&C Associates. If Client employs or engages any SS&C Associate during the term of this Agreement or the period of twelve (12) months thereafter, Client shall pay for any fees and expenses (including recruiters’ fees) incurred by SS&C or its Affiliates in hiring replacement personnel as well as any other remedies available to SS&C.

13.10.      No Warranties. Except as expressly listed herein, SS&C and each Data Supplier make no warranties, whether express, implied, contractual or statutory with respect to the Services or Market Data. SS&C disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by law are, to the fullest extent permitted by law, excluded from this Agreement.

13.11.      Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is legal, valid and enforceable and achieves the intended commercial result of the original provision.

13.12.      Testimony. If SS&C is required by a third party subpoena or otherwise, to produce documents, testify or provide other evidence regarding the Services, this Agreement or the operations of Company in any Action to which Client is a party or otherwise related to Client, Client shall reimburse SS&C for all costs and expenses, including the time of its professional staff at SS&C’s standard rates and the cost of legal representation, that SS&C reasonably incurs in connection therewith.

13.13.      Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other person except as set forth with respect to SS&C Associates and Data Suppliers.

13.14.      Waiver. No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

*             *            *

This Agreement has been entered into by the Parties as of the Effective Date.

SS&C Technologies, Inc.

By:	/s/ Paul G. Igoe

Name:	Paul G. Igoe

Title:	SVP, General Counsel & Secretary

Eagle Point Credit Company, Inc.		Eagle Point Credit Management, LLC

By:	/s/ Kenneth Onorio	By:	/s/ Kenneth Onorio

Name:	Kenneth Onorio	Name:	Kenneth Onorio

Title:	CFO/CCO	Title:	CFO/CCO

Schedule A

Services

General

1.	As used in this Schedule A, the following additional terms have the following meanings:

(i)          “AML” means anti-money laundering and countering the financing of terrorism.

(ii)         “investor” means an equity owner in the Company, whether a shareholder in a company, a partner in a partnership, a unitholder in a trust or otherwise. A “prospective investor” means an applicant to become an investor.

(iii)        “NAV” means net asset value.

(iv)        “OFAC” means the Office of Foreign Assets Control, an agency of the United States Department of the Treasury.

2.	Any references to law are to be construed to the law as amended to the date of effectiveness of the relevant provision.

3.	Client acknowledges that SS&C’s ability to perform the Services is subject to SS&C’s timely receipt of all Client Data and the then most current version of all Company governing documents and the receipt of such information in an accurate and complete form, and in electronic file format, acceptable to SS&C.

4.	The following Services will be performed by SS&C and, as applicable, are contingent on the performance of Client of the duties and obligations listed.

A.	Accounting - Monthly NAV Calculation

5.	Reconcile portfolio transactions, positions and cash balances to prime brokers/custodian banks and statements from underlying investments on a monthly basis. Maintain Company books and records including general ledger accounts.

6.	Calculate and accrue income, expenses, gains and loss.

7.	Prepare financial, performance and other Management reporting as mutually agreed in writing.

8.	Communicate with Management with respect to the Company’s accounting books and records and related matters.

9.	Calculate the NAV following each month-end and each other date as may be agreed in writing.

B.	Miscellaneous

10.	Notwithstanding anything to the contrary in this Agreement, SS&C:

(i)	Does not maintain custody of any cash or securities.

(ii)	Does not have the ability to authorize transactions.

(iii)	Does not have the authority to enter into contracts on behalf of the Company.

(iv)	Is not responsible for determining the valuation of the Company’s assets and liabilities.

(v)	Does not perform any management functions or make any management decisions with regard to the operation of the Company.

(vi)	Is not responsible for effecting any U.S. federal or state regulatory filings which may be required or advisable as a result of the offering of interests in the Company.

(vii)	Is not the Company’s tax advisor and does not provide any tax advice.

(viii)	Is not obligated to perform any additional or materially different services due to changes in law or audit guidance.

11.	It is the responsibility of Client to safeguard all passwords and any other login credentials; for all purposes of this Agreement SS&C shall be entitled to assume that any user of such credentials is an authorized representative of the Client

12.	Provide reasonable assistance to responding to due diligence and analogous requests for information from investors and prospective investors (or others representing them); provided, that SS&C may elect to provide these services only upon Client agreement in writing to separate fees in the event responding to such requests becomes, in SS&C’s absolute discretion, excessive.

13.	Maintain books and records with respect to the Services.

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